ALL State Properties Holdings, Inc.
106 Glenwood Drive South
Liverpool, NY 13090

November 4, 2008

Via U.S. mail and facsimile

Ms. Tabatha Akins
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:          All State Properties Holdings, Inc.
Item 4.01 Form 8-K
Filed September 10, 2008
File No. 000-12895

Dear Ms. Akins:

We are in receipt of your comment letter dated September 15, 2008, regarding the above referenced filing.  As requested in your letter, we provide a response to the questions raised by the Staff.  For your convenience, the question is listed below, followed by the Company’s response.

1.
It appears an Item 4.01 8-k was not filed within 4 business days of the state of the dismissal of your former auditors. Please note that this delinquency may impact your eligibility requirement for filing on Form S-3.

Answer:  We are aware that delinquency may impact our eligibility requirement for filing on Form S-3.

2.
In the first paragraph, you disclose that you retained Moore & Associates, Chartered as your independent auditors. In the third and fifth paragraphs, you appear to assert that Mike J. Moore, MBA, CPA, PFS is the new auditor. Please revise your disclosures to make it clear that which party was retained to be your new independent auditors.

Answer: Please be advised that we have revised our disclosure to make it clear that we retained Moore & Associates, Chartered as our independent auditors in the “New Independent Accountant” section.

3.
It appears Morrison, Brown, Argiz & Farra, LLP disclosed an uncertainty of the Registrant to continue as a going concern in your Form 10-K filed September 28, 2007. Please revise your disclosure to provide a description of nature of their conclusion. Refer to Item 304(a)(1)(ii) of Regulation S-K.

Answer: Please be advised that we have revised our disclosure to provide a description of Morrison’s uncertainty for us to continue as a going concern in the third paragraph under the subheading “Morrison, Brown, Argiz & Farra, LLP” as required by Item 304(a)(1)(ii) of the Regulation S-K.

4.
Your reference to the “subsequent interim period through the date of dismissal” in the second paragraph is too vague; please amend you filing to state, if true, that in connection with the audits of the Company’s financial statements for the fiscal years ended June 30, 2008 and 2007, and in the subsequent interim period through August 25, 2008 (the date of the dismissal of the former accountant), there were no disagreements with Morrison, Brown, Argiz & Farra, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Describe each such disagreement as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-K.

Answer:  Please be advised that we have revised our disclosure to specifically comply with Item 304(a)(1)(iv) of Regulation S-K.

5.	The current disclosure in the third paragraph does not appear to comply with Item 304(a)(2). Please amend the filing to address the following matters:

a.
Explicitly state whether during your past two fiscal years through the date of engagement (August 25, 2008), you consulted the new auditors regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K. Your current disclosure does not reference the time frame required under the guidance.

Answer: Please be advised that we have revised our disclosure to indicate that we have not consulted our new accountants for the past two fiscal years and the subsequent interim period through August 25, 2008 (the date of engagement) in the “New Independent Accountant” section.

b.	In the second sentence, please revise your disclosure to state “specified transaction, either contemplated or proposed.”

Answer: Please be advised that we have revised our disclosure to state “specific transaction, either contemplated or proposed” in the ‘New Independent Account” section.

c.	In the third sentence, please revise your disclosure to state whether a “written report was provided to the Registrant or oral advice was provided that the new accountant concluded . . ..”

Answer: Please be advised that we have revised our disclosure to include the statement “[n]either a written report nor oral advice was provided that was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue” in the “New Independent Accountant” section.

d.	Include the disclosures required by Item 304(a)(2)(ii) of Regulation S-K.

Answer: Please be advised that we have revised our disclosure to indicate that we did not consult with Moore & Associates, Chartered regarding any other matter that was the subject of a disagreement between us and our former auditor as described in Item 304(a)(2)(ii) of Regulation S-K.

6.
Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Morrison, Brown, Argiz & Farra, LLP, as required by Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

Answer:  Please note that we have attached an updated letter from our former accountants, Morrison, Brown, Argiz & Farra, LLP, as set forth in Exhibit 16.2 to the Amendment to Form 8-K.

Finally, we acknowledge the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

All State Properties Holdings, Inc.

By:  _/s/ Garry McHenry__________________
Garry McHenry
President, Chief Executive Officer, Chief Financial Officer, and Sole Director